Press Release

North America’s Railroad

CN Delivers Solid Third Quarter Results and Reaffirms 2021 Outlook

On track to achieve Strategic Plan 2022 targets with operating performance improvements and cost initiatives well underway

MONTREAL, October 19, 2021 — CN (TSX: CNR, NYSE: CNI) today reported its financial and operating results for the third quarter ended September 30, 2021, showing strong performance across nearly all key metrics, with adjusted diluted earnings per share ("EPS") of C$1.52, up 10 per cent, an adjusted operating ratio of 59.0 per cent, an improvement of 90 basis points, and revenues of C$3.6 billion, up five per cent over the third quarter of 2020. For the same period, the Company reported a 72 per cent year-over-year increase in diluted EPS to C$2.37 and an operating ratio of 62.7 per cent.

Financial results highlights
Third-quarter 2021 compared to third-quarter 2020
•Revenues of C$3,591 million, an increase of C$182 million or five per cent.
•Operating income of C$1,341 million, a decrease of two per cent, and adjusted operating income of C$1,471 million, an increase of eight per cent on an adjusted basis. (1)
•Diluted EPS of C$2.37, an increase of 72 per cent, and adjusted diluted EPS of C$1.52, an increase of 10 per cent. (1)
•Operating ratio of 62.7 per cent, an increase of 2.8 points, and adjusted operating ratio of 59.0 per cent, an improvement of 0.9 points. (1)
•Operating income and operating ratio were impacted by transaction-related costs for the terminated CN merger agreement with KCS, a workforce reduction provision, and advisory fees related to shareholder matters. (1)
•For the nine months ended September 30, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of C$705 million (C$616 million after-tax), as a result of its strategic decision to bid for KCS.
•Free cash flow for the first nine months of 2021 was C$2,034 million compared to C$2,087 million for the same period in 2020. (1)

“CN’s dedicated railroaders produced strong financial and operating results this quarter, despite headwinds from severe wildfires in Western Canada that caused a prolonged disruption to CN’s main line to Vancouver in July. We are proud of the team’s efforts and dedication, as well as the progress we are making on executing our strategic plan. This includes delivering immediate shareholder value while maintaining our long-term commitment to safety, customer service and sustainable value creation. Our entire organization is highly confident that the investments we have made in safety, technology and capacity over the past three years will support the Company in delivering enhanced financial results in the last quarter of this year, as well as in 2022 and beyond. Similarly, we believe that we are well positioned to achieve our targets of C$700 million of additional operating income and a 57 per cent operating ratio for 2022. We are already seeing solid progress toward these goals and are working to continue to deliver results to benefit all CN shareholders.”
–JJ Ruest, President and Chief Executive Officer, CN

Operating performance
Third-quarter 2021 compared to third-quarter 2020
Operating performance improved in the third quarter of 2021 when compared to the same period in 2020. Gross ton miles (GTMs) decreased as operations were impacted by reduced volumes of Canadian grain, compared to record volumes in the third quarter of 2020. The Company continued to focus on efficiency and network fluidity, resulting in significant improvements in Through network train speed, Through dwell and Car velocity. The Company also achieved an all-time record Fuel efficiency.
•Federal Railroad Association (FRA) injury frequency rate improved by seven per cent and the accident rate increased by 21 per cent, respectively.
•Fuel efficiency improved by one per cent to 0.84 US gallons of locomotive fuel consumed per 1,000 GTMs.
•Train length (in feet) decreased by three per cent.
•Through dwell (entire railroad, hours) improved by 20 per cent.
CN | 2021 Quarterly Review – Third Quarter 1

Press Release
•Car velocity (car miles per day) improved by 17 per cent.
•Through network train speed (mph) increased by 11 per cent.

Reaffirming 2021 financial outlook (2)
CN expects to deliver 10 per cent adjusted diluted EPS growth, versus 2020 adjusted diluted EPS of C$5.31(1). CN now assumes total revenue ton miles (RTMs) in 2021 will increase in the low single-digit range versus 2020 (compared to its September 17, 2021 assumption of an increase in the mid single-digit range). Furthermore, CN is still targeting free cash flow in the range of C$3.0 billion to C$3.3 billion in 2021 compared to C$3.2 billion in 2020.

Delivering value for shareholders
As previously announced on September 17, CN has resumed share repurchases under the plan previously approved by CN’s Board of Directors in January 2021 and expects to complete the remaining C$1.1 billion of share repurchases under the plan by the end of January 2022.

Third-quarter 2021 revenues, traffic volumes and expenses
The five per cent increase in revenues for the third quarter of 2021, when compared to the same period in 2020, was mainly due to freight rate increases, higher applicable fuel surcharge rates, and an increase in intermodal ancillary services. These gains were partially offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs, compared to record volumes in the third quarter of 2020.

RTMs, measuring the relative weight and distance of freight transported by CN, declined by one per cent compared to the year-earlier period. Freight revenue per RTM increased by six per cent compared to the year-earlier period, mainly driven by a significant decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the third quarter of 2021 increased by ten per cent to C$2,250 million, mainly driven by higher fuel costs due to rising fuel prices, C$84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS and higher incentive compensation compared to significantly lower levels of incentive compensation in 2020 due to below-target results stemming from the impact of COVID-19, partly offset by the positive translation impact of a stronger Canadian dollar.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN also uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, such as adjusted performance measures. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes the expected impact of certain income and expense items. However, management cannot individually quantify on a forward-looking basis the impact of these items on its EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

2 CN | 2021 Quarterly Review – Third Quarter

Press Release

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

2021 key assumptions
CN has made a number of economic and market assumptions in preparing its 2021 outlook. The Company assumes that North American industrial production for the year will increase in the high single-digit range and assumes U.S. housing starts of approximately 1.45 million units and U.S. motor vehicle sales of approximately 16 million units. For the 2020/2021 crop year, the grain crop in Canada was above its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2021/2022 grain crop in Canada will be below the three-year average and now assumes that the 2021/2022 grain crop in the United States will be in line with the three-year average (compared to its September 17, 2021 assumption that it would be below the three-year average). CN now assumes total RTMs in 2021 will increase in the low single-digit range versus 2020 (compared to its September 17, 2021 assumption of an increase in the mid single-digit range). CN assumes continued pricing above rail inflation. CN assumes that in 2021, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2021 the average price of crude oil (West Texas Intermediate) will be approximately US$60 per barrel. In 2021, CN plans to invest approximately C$3.0 billion in its capital program, of which C$1.6 billion is targeted toward track and railway infrastructure maintenance.

2022 key assumptions
CN has made a number of economic and market assumptions in preparing its 2022 targets. The Company assumes that North American industrial production for 2022 will increase in the mid single-digit range in 2022 and assumes U.S. housing starts of approximately 1.57 million units and U.S. motor vehicle sales of approximately 16.9 million units. The Company assumes that the 2021/2022 grain crop in Canada will be below the three-year average and now assumes that the 2021/2022 grain crop in the United States will be in line with the three-year average (compared to its September 17, 2021 assumption that it would be below the three-year average). CN assumes total RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation. CN assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and that in 2022 the average price of crude oil (West Texas Intermediate) will be approximately US$65 per barrel.

About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Mathieu Gaudreault	Paul Butcher
Senior Advisor	Vice-President
Media Relations	Investor Relations
1 (833) 946-3342	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2021 Quarterly Review – Third Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,591	3,409	10,724	10,163
Freight revenues ($ millions)	3,427	3,249	10,302	9,711
Operating income ($ millions)	1,341	1,366	4,050	3,366
Adjusted operating income ($ millions) (2)	1,471	1,366	4,043	3,852
Net income ($ millions)	1,685	985	3,693	2,541
Adjusted net income ($ millions) (2)	1,079	985	3,009	2,763
Diluted earnings per share ($)	2.37	1.38	5.19	3.56
Adjusted diluted earnings per share ($) (2)	1.52	1.38	4.23	3.87
Free cash flow ($ millions) (2)	754	506	2,034	2,087
Gross property additions ($ millions)	836	691	1,977	2,008
Share repurchases ($ millions)	109	—	523	379
Dividends per share ($)	0.615	0.575	1.845	1.725
Financial position (1)
Total assets ($ millions)	47,762	45,158	47,762	45,158
Total liabilities ($ millions)	26,102	25,845	26,102	25,845
Shareholders' equity ($ millions)	21,660	19,313	21,660	19,313
Financial ratio
Operating ratio (%)	62.7	59.9	62.2	66.9
Adjusted operating ratio (%) (2)	59.0	59.9	62.3	62.1
Operational measures (3)
Statistical operating data
Gross ton miles (GTMs) (millions)	110,690	113,693	348,205	330,058
Revenue ton miles (RTMs) (millions)	55,875	56,296	176,575	167,183
Carloads (thousands)	1,427	1,440	4,327	4,069
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500	19,500
Employees (end of period)	23,765	24,008	23,765	24,008
Employees (average for the period)	24,312	23,177	24,410	23,624
Key operating measures
Freight revenue per RTM (cents)	6.13	5.77	5.83	5.81
Freight revenue per carload ($)	2,402	2,256	2,381	2,387
GTMs per average number of employees (thousands)	4,553	4,905	14,265	13,971
Operating expenses per GTM (cents)	2.03	1.80	1.92	2.06
Labor and fringe benefits expense per GTM (cents)	0.66	0.58	0.63	0.60
Diesel fuel consumed (US gallons in millions)	92.9	97.2	301.1	296.3
Average fuel price ($ per US gallon)	3.33	2.27	3.14	2.44
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.84	0.85	0.86	0.90
Train weight (tons)	9,729	9,635	9,656	9,543
Train length (feet)	8,677	8,987	8,581	8,596
Car velocity (car miles per day)	201	172	194	181
Through dwell (entire railroad, hours)	7.7	9.6	7.9	8.8
Through network train speed (miles per hour)	19.7	17.8	19.0	18.5
Locomotive utilization (trailing GTMs per total horsepower)	195	199	199	194
Safety indicators (4)
Injury frequency rate (per 200,000 person hours)	1.42	1.52	1.34	1.75
Accident rate (per million train miles)	2.05	1.70	1.78	1.96
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)See supplementary schedule entitled Non-GAAP Measures for an explanation of these non-GAAP measures.
(3)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(4)Based on Federal Railroad Administration (FRA) reporting criteria.

4 CN | 2021 Quarterly Review – Third Quarter

Supplementary Information – unaudited

	Three months ended September 30				Nine months ended September 30
	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)	2021	2020	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	715	591	21%	25%	2,061	1,967	5%	10%
Metals and minerals	410	342	20%	25%	1,155	1,055	9%	16%
Forest products	425	421	1%	5%	1,305	1,267	3%	9%
Coal	169	118	43%	47%	453	401	13%	17%
Grain and fertilizers	510	608	(16%)	(14%)	1,832	1,867	(2%)	2%
Intermodal	1,061	992	7%	9%	3,066	2,715	13%	16%
Automotive	137	177	(23%)	(19%)	430	439	(2%)	4%
Total freight revenues	3,427	3,249	5%	9%	10,302	9,711	6%	11%
Other revenues	164	160	3%	7%	422	452	(7%)	(1%)
Total revenues	3,591	3,409	5%	9%	10,724	10,163	6%	10%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,695	9,398	14%	14%	31,481	31,918	(1%)	(1%)
Metals and minerals	7,181	5,419	33%	33%	20,126	15,776	28%	28%
Forest products	6,234	6,552	(5%)	(5%)	19,861	18,903	5%	5%
Coal	5,189	3,667	42%	42%	13,863	11,987	16%	16%
Grain and fertilizers	11,774	14,565	(19%)	(19%)	44,537	43,826	2%	2%
Intermodal	14,241	15,916	(11%)	(11%)	44,883	42,835	5%	5%
Automotive	561	779	(28%)	(28%)	1,824	1,938	(6%)	(6%)
Total RTMs	55,875	56,296	(1%)	(1%)	176,575	167,183	6%	6%
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.69	6.29	6%	10%	6.55	6.16	6%	12%
Metals and minerals	5.71	6.31	(10%)	(5%)	5.74	6.69	(14%)	(9%)
Forest products	6.82	6.43	6%	11%	6.57	6.70	(2%)	4%
Coal	3.26	3.22	1%	3%	3.27	3.35	(2%)	1%
Grain and fertilizers	4.33	4.17	4%	7%	4.11	4.26	(4%)	—%
Intermodal	7.45	6.23	20%	22%	6.83	6.34	8%	11%
Automotive	24.42	22.72	7%	12%	23.57	22.65	4%	11%
Total freight revenue / RTM	6.13	5.77	6%	10%	5.83	5.81	—%	5%
Carloads (thousands) (3)
Petroleum and chemicals	150	138	9%	9%	443	442	—%	—%
Metals and minerals	266	236	13%	13%	730	694	5%	5%
Forest products	82	84	(2%)	(2%)	258	255	1%	1%
Coal	109	68	60%	60%	278	216	29%	29%
Grain and fertilizers	131	162	(19%)	(19%)	469	474	(1%)	(1%)
Intermodal	649	694	(6%)	(6%)	2,016	1,851	9%	9%
Automotive	40	58	(31%)	(31%)	133	137	(3%)	(3%)
Total carloads	1,427	1,440	(1%)	(1%)	4,327	4,069	6%	6%
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,767	4,283	11%	15%	4,652	4,450	5%	10%
Metals and minerals	1,541	1,449	6%	11%	1,582	1,520	4%	11%
Forest products	5,183	5,012	3%	8%	5,058	4,969	2%	8%
Coal	1,550	1,735	(11%)	(9%)	1,629	1,856	(12%)	(9%)
Grain and fertilizers	3,893	3,753	4%	7%	3,906	3,939	(1%)	3%
Intermodal	1,635	1,429	14%	17%	1,521	1,467	4%	6%
Automotive	3,425	3,052	12%	17%	3,233	3,204	1%	7%
Total freight revenue / carload	2,402	2,256	6%	10%	2,381	2,387	—%	4%
(1)See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2021 Quarterly Review – Third Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Management believes that adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio are useful measures of performance that can facilitate period-to-period comparisons, as they exclude items that do not necessarily arise as part of CN's normal day-to-day operations and could distort the analysis of trends in business performance. These items may include, but are not limited to, restructuring charges, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, gains and losses on asset disposals, transaction-related costs and financing fees, merger termination fees, the effect of tax law changes and rate enactments and certain items outside the control of management. Management uses adjusted performance measures, which exclude certain income and expense items in its results that management believes are not reflective of CN's underlying business operations, to set performance goals and as a means to measure CN's performance. The exclusion of such income and expense items in these measures does not, however, imply that these items are necessarily non-recurring. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three and nine months ended September 30, 2021, the Company's adjusted net income was $1,079 million, or $1.52 per diluted share, and $3,009 million, or $4.23 per diluted share, respectively. The adjusted figures exclude:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $7 million, or $5 million after-tax ($0.01 per diluted share) recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern ("KCS") and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share or $1.09 per basic share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.
For the nine months ended September 30, 2020, the Company's adjusted net income was $2,763 million, or $3.87 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

6 CN | 2021 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

The following table provides a reconciliation of net income and earnings per share in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30		Nine months ended September 30
In millions, except per share data	2021	2020	2021	2020
Net income	$1,685	$985	$3,693	$2,541
Adjustments:
Workforce reduction program	39	—	39	—
Advisory fees related to shareholder matters	7	—	7	—
Loss (recovery) on assets held for sale	—	—	(137)	486
Transaction-related costs	84	—	84	—
Amortization of bridge financing and other fees	65	—	97	—
Merger termination fee	(886)	—	(886)	—
Income tax expense (recovery) (1)	85	—	112	(264)
Adjusted net income	$1,079	$985	$3,009	$2,763
Basic earnings per share	$2.38	$1.39	$5.21	$3.57
Impact of adjustments, per share	(0.86)	—	(0.97)	0.31
Adjusted basic earnings per share	$1.52	$1.39	$4.24	$3.88
Diluted earnings per share	$2.37	$1.38	$5.19	$3.56
Impact of adjustments, per share	(0.85)	—	(0.96)	0.31
Adjusted diluted earnings per share	$1.52	$1.38	$4.23	$3.87
(1)Includes the tax impact of: (i) adjustments based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction; or (ii) tax law changes and rate enactments.

The following table provides a reconciliation of operating income and operating ratio in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP adjusted performance measures presented herein:

	Three months ended September 30			Nine months ended September 30
In millions, except percentage	2021		2020		2021		2020
Operating income	$1,341		$1,366		$4,050		$3,366
Operating expense adjustments:
Workforce reduction program	39		—		39		—
Advisory fees related to shareholder matters	7		—		7		—
Loss (recovery) on assets held for sale	—		—		(137)		486
Transaction-related costs	84		—		84		—
Adjusted operating income	$1,471		$1,366		$4,043		$3,852
Operating ratio (1)	62.7%		59.9%		62.2%		66.9%
Impact of adjustments	(3.7)	-pts	—	0.1	-pts	(4.8)	-pts
Adjusted operating ratio	59.0%		59.9%		62.3%		62.1%
(1)The operating ratio is defined as operating expenses as a percentage of revenues.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period in the prior year. The average foreign exchange rates were $1.26 and $1.25 per US$1.00 for the three and nine months ended September 30, 2021, respectively, and $1.33 and $1.35 per US$1.00 for the three and nine months ended September 30, 2020, respectively.
On a constant currency basis, the Company's net income for the three and nine months ended September 30, 2021 would have been higher by $29 million ($0.04 per diluted share) and $139 million ($0.20 per diluted share), respectively.
CN | 2021 Quarterly Review – Third Quarter 7

Non-GAAP Measures – unaudited

Free cash flow

Management believes that free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash provided by (used in) investing activities, adjusted for the impact of business acquisitions and merger transaction-related payments and cash receipts related to the KCS transaction. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of net cash provided by operating activities in accordance with GAAP, as reported for the three and nine months ended September 30, 2021 and 2020, to the non-GAAP free cash flow presented herein:

	Three months ended September 30		Nine months ended September 30
In millions	2021	2020	2021	2020
Net cash provided by operating activities	$2,458	$1,220	$4,885	$4,157
Net cash provided by (used in) investing activities	42	(722)	(2,013)	(2,078)
Net cash provided before financing activities	2,500	498	2,872	2,079
Adjustments:
Transaction-related costs (1)	26	—	89	—
Advance for acquisition (2)	—	—	845	—
Refund of advance for acquisition	(886)	—	(886)	—
Merger termination fee	(886)	—	(886)	—
Acquisition, net of cash acquired (3)	—	8	—	8
Total adjustments	(1,746)	8	(838)	8
Free cash flow	$754	$506	$2,034	$2,087
(1)Relates to Transaction-related costs of $125 million, of which $63 million was paid in the second quarter and $26 million was paid in the third quarter. As at September 30, 2021, $36 million remained to be paid. See Note 3 - Acquisition to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)Relates to the advance paid to KCS of US$700 million ($845 million). See Note 3 - Acquisition to CN's unaudited Interim Consolidated Financial Statements for additional information.
(3)Relates to the acquisition of H&R Transport Limited ("H&R"). See Note 3 - Business combinations to the Company’s 2020 Annual Consolidated Financial Statements for additional information.

8 CN | 2021 Quarterly Review – Third Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. Adjusted debt is defined as Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets adjusted for operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets. Adjusted EBITDA excludes non-GAAP adjustments that impact Operating income, as well as the Merger termination fee, Other income, Other components of net periodic benefit income and Operating lease costs. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and net income in accordance with GAAP, reported as at and for the twelve months ended September 30, 2021 and 2020, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended September 30,	2021	2020
Debt		$13,556	$13,786
Adjustments:
Operating lease liabilities, including current portion		430	434
Pension plans in deficiency		545	521
Adjusted debt		$14,531	$14,741
Net income		$4,714	$3,414
Interest expense		619	556
Income tax expense		1,402	936
Depreciation and amortization		1,617	1,574
EBITDA		8,352	6,480
Adjustments:
Workforce reduction program (1)		39	—
Advisory fees related to shareholder matters (2)		7	—
Loss (recovery) on assets held for sale		(137)	486
Transaction-related costs		84	—
Merger termination fee		(886)	—
Other income		(22)	(8)
Other components of net periodic benefit income		(366)	(314)
Operating lease cost		130	152
Adjusted EBITDA		$7,201	$6,796
Adjusted debt-to-adjusted EBITDA multiple (times)		2.02	2.17
(1)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(2)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.

CN | 2021 Quarterly Review – Third Quarter 9